Mail Stop 4561

February 6, 2008

Mr. Daniel G. Cohen
Chief Executive Officer and Trustee
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

   Re: **RAIT Financial Trust**
     Form 10-K for the year ended December 31, 2006
     Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and
     September 30, 2007
     File No. 1-14760

Dear Mr. Cohen:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Daniel L. Gordon
        Branch Chief